Universal Health Services, Inc.

367 South Gulph Road

P.O. Box 61558

King of Prussia, PA 19406

November 21, 2022

Via EDGAR and Email

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sean Healy

Re:	Universal Health Services, Inc.

Registration Statement on Form S-4

Filed November 9, 2022

File No. 333-268276

Dear Mr. Healy:

Reference is made to the Registration Statement on Form S-4 (File No. 333-268276) (the “Registration Statement”) filed by Universal Health Services, Inc. (the “Company”) and the other co-registrants named therein (together with the Company, the “Registrants”) with the U.S. Securities and Exchange Commission on November 9, 2022.

The Registrants hereby request that the Registration Statement be made effective at 9:30 a.m. Eastern Time on November 23, 2022, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact Warren J. Nimetz of Norton Rose Fulbright US LLP, our legal counsel, at (212) 318-3000.

Very truly yours,

/s/ STEVE FILTON

Steve Filton

Executive Vice President and Chief Financial Officer

cc:	Warren J. Nimetz, Esq.

Norton Rose Fulbright US LLP